Höganäs

Date/Datum: 22 April 2008

Our ref./Unser Zeichen: /ch

Your letter/Ihre Nachricht vom

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[redacted]

08002305

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

SEC Mail Processing
Section
MAY 02 2008
Washington, DC
111

SEC Mail Processing
Section
MAY 02 2008
Washington, DC
111

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
MAY 12 2008
THOMSON REUTERS

5/7

Encl. Press release - Report from Annual General Meeting

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

REPORT FROM ANNUAL GENERAL MEETING

At today's Annual General Meeting of Höganäs AB a dividend of SEK 6.25 per share with 24 April 2008 as record date was resolved in accordance with the proposal of the Board of Directors. In accordance with the proposal of the Board of Directors, the Meeting further resolved to implement an automatic redemption procedure, pursuant to which each share will be divided into two (2:1 share split) whereby each shareholder will, for each share, receive a so-called redemption share to be redeemed against SEK 15. The record date at VPC for conducting the division of shares is 16 May 2008. The resolution means that in addition to the proposed cash dividend, MSEK 522 will be paid out to the shareholders. The distribution is expected to take place about 12 June. To make it possible to distribute funds in an easy and time-efficient way, the Meeting resolved that a bonus issue shall be implemented by a transfer of approximately MSEK 88 from the company's non-restricted equity to the share capital. After the realisation of the above resolutions, the company's share capital will be SEK 175,494,660, divided between a total of 35,098,932 shares.

The present Directors Alrik Danielson, Jenny Lindén Urnes, Per Molin, Bernt Magnusson, Bengt Kjell, Oystein Krogen and Urban Jansson were re-elected and Peter Gossas was elected as a new Director of the Board. Per Molin was re-elected Chairman of the Board.

Peter Gossas works for the Sandvik group as head of the Sandvik Materials Technology business area, is a member of Sandvik's group management, a Board member of a number of Sandvik group companies and is Chairman of the Swedish Employers' Association of the Steel and Metal Industry, Kanthal AB and Sandvik Process Systems AB.

In accordance with the proposal of the Election Committee, the Meeting resolved on a Directors' fees of SEK 2,100,000, with the Chairman of the Board receiving SEK 450,000 and other members elected by the Meeting but not employed by the group each receiving SEK 225,000, and the remaining SEK 300,000 payable as remuneration for committee work with SEK 50,000 each to two external Board members in the company's Finance Committee and with SEK 100,000 to the chairman of the company's Auditors Committee and with SEK 50,000 each to two external Board members of the Auditors Committee, whereas no remuneration is to be paid for work on the Remuneration Committee.

The Meeting approved the proposal of the Election Committee that the company shall have an Election Committee comprising of one representative of each of the four largest shareholders in terms of number of votes and the Chairman of the Board, being convener.

The principles for remuneration and other employment terms for the corporate management were approved according to the proposal of the Board. The principles reflect in all essentials the principles previously applied for remuneration to the corporate management.

The Meeting approved the Board's proposal to transfer 4,500 class B treasury shares, free of charge, to the Managing Director Alrik Danielson as an equity-related incentive. This share transfer is part of a long-term equity-related incentive program for Alrik Danielson.

In accordance with the proposal of the Board, the Meeting resolved to implement a performance-related employee stock option plan for 2008. The plan is the second part of a three year program initiated in 2007. Like the stock option plan for 2007, the new plan comprises approximately 45 key employees of the group who in case of full allotment are given the opportunity to acquire a maximum total of 250,000 class B shares in the company. The allotment of options is dependent on the development of the group in 2008 against predetermined and weighted target figures of the value factors return on capital employed, volume growth and earnings per share as determined by the Board. In connection with this, and to ensure the delivery of shares and as a hedge against potential cash flow effects of social security costs resulting from the employee stock option plan in relation to both the employee stock option plan for 2008 and the previously resolved employee stock option plan for 2007, the Meeting also resolved on acquisition and transfer of class B treasury shares.

At the subsequent statutory meeting of the Board it was resolved to appoint a Remuneration Committee with Per Molin, Bengt Kjell and Jenny Lindén Urnes as members, an Auditors Committee with Per Molin, Bengt Kjell and Karl-Henry Boo as members and a Finance Committee with Bernt Magnusson, Urban Jansson and Alrik Danielson as members.

Höganäs, 21 April 2008

The Board of Directors

END